MANAGEMENT'S REPORT

To the Shareholders of Palliser Oil & Gas Corporation:

Management is responsible for the preparation of the financial statements and the consistent presentation of all other financial information that is publicly disclosed. The financial statements have been prepared in accordance with the accounting policies detailed in the notes to the financial statements and in accordance with International Financial Reporting Standards, which include estimates and assumptions based on management’s best judgement. Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is produced in a timely manner.

Independent auditors appointed by the shareholders have examined the financial statements. ?eir report is presented with the financial statements. The Audit Committee, consisting of independent members of the Board of Directors, have reviewed the financial statements with management and the independent auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

(signed)	(signed)
“Kevin J. Gibson”	“Ivan J. Condic”
President & CEO	Vice President, Finance & CFO

2 0 1 3 A N N U A L R E P O R T	23

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Palliser Oil & Gas Corporation:

We have audited the accompanying financial statements of Palliser Oil & Gas Corporation, which comprise the statements of financial position as at December 31, 2013 and 2012, the statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Palliser Oil & Gas Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 3 in the financial statements which indicates that Palliser Oil & Gas Corporation does not have sufficient funds to carry out planned expenditures and operations during the upcoming year. Palliser Oil & Gas Corporation will need to raise funds either through the issuance of equity, debt or through other mechanisms such as property dispositions, farm-in arrangements or joint ventures. ?ese conditions, along with other matters as set forth in Note 3 in the financial statements, indicate the existence of a material uncertainty that may cast significant doubt about Palliser Oil & Gas Corporation’s ability to continue as a going concern.

(signed)

“KPMG LLP”

Chartered Accountants

April 29, 2014

Calgary, Canada

24	PALLISER OIL & GAS CORPORATION

STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)
		As at December 31
	Note	2013	2012
Assets
Accounts receivable		$3,643	$4,717
Deposits and prepaid expenses		150	191
Financial derivatives	17	–	2,581
Total current assets		3,793	7,489

Property, plant and equipment	5	92,710	82,759
Exploration and evaluation	6	8,094	8,159
Deferred tax assets	11	–	1,000
Total non-current assets		100,804	91,918
Total assets		$104,597	$99,407

Liabilities
Accounts payable and accrued liabilities		$13,327	$10,837
Bank loan	13	37,831	31,416
Financial derivatives	17	3,253	86
Total current liabilities		54,411	42,339

Deferred liability - flow through shares	10	–	176
Decommissioning liabilities	7	14,842	11,444
Total non-current liabilities		14,842	11,620
Total liabilities		69,253	53,959

Equity
Share capital	8	54,857	52,018
Contributed surplus		2,986	2,249
Deficit		(22,499)	(8,819)
Total equity		35,344	45,448
Total equity and liabilities		$104,597	$99,407

The accompanying notes are an integral part of these financial statements.

Going concern (note 3)

Approved on behalf of the Board by:

(signed)	(signed)
“Daryl Fridhandler, Q.C.”	“Stephen Hayden”
Director	Director

2 0 1 3 A N N U A L R E P O R T	25

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts)
		Year ended December 31
	Note	2013	2012
Oil and natural gas sales		$57,580	$47,547
Less: royalties		(14,341)	(11,081)
Realized gain (loss) on financial derivatives		(1,379)	3,742
Unrealized gain (loss) on financial derivatives	17	(5,749)	3,777
Total oil and natural gas revenue		36,111	43,985

Production and operating expenses		24,463	17,908
Exploration and evaluation expenses	6	991	203
Depletion and depreciation	5	16,950	16,400
General and administrative expenses		4,390	4,217
Other expenses	14	486	1,046
Impairment of property, plant and equipment	5		498
		47,280	40,272
Finance expense	15	1,578	1,180
Income (loss) before income tax		(12,747)	2,533
Income tax expense (reduction):
Deferred	11	933	995
Net income (loss) and comprehensive income (loss) for the year		$(13,680)	$1,538
Net income (loss) per share:
Basic & diluted	12	$(0.22)	$0.03

The accompanying notes are an integral part of these financial statements.

26	PALLISER OIL & GAS CORPORATION

STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars except number of common shares)
		Number of
		common	Share	Contributed		Total
	Note	shares	capital	surplus	Deficit	equity

Balance at January 1, 2012		54,130,348	$49,039	$1,177	$(10,357)	$39,859

Issue of common shares		4,785,631	3,226	–	–	3,226

Premium on flow-through shares classified as a deferred liability		–	(176)	–	–	(176)

Share issue costs, net of tax of $24		–	(71)	–	–	(71)

Share based payments		–	–	1,072	–	1,072

Net income for the year		–	–	–	1,538	1,538

Balance at December 31, 2012		58,915,979	52,018	2,249	(8,819)	45,448

Issue of common shares	8	5,000,000	3,150	–	–	3,150

Premium on flow-through shares classified as a deferred liability	10	–	–	–	–	–

Share issue costs, net of tax of $108	8	–	(311)	–	–	(311)

Share based payments	9	–	–	737	–	737

Option exercised		–	–	–	–	–

Net loss for the year		–	–	–	(13,680)	(13,680)

Balance at December 31, 2013		63,915,979	$54,857	$2,986	$(22,499)	$35,344

The accompanying notes are an integral part of these financial statements

2 0 1 3 A N N U A L R E P O R T	27

STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)
		Year ended December 31
	Note	2013	2012
Cash flows from operating activities:

Net income (loss) for the year		$(13,680)	$1,538

Adjustments for:
Depletion and depreciation	5	16,950	16,400
Accretion expense	15	355	205
Unrealized (gain) loss on financial derivatives	17	5,749	(3,777)
Share based compensation	9	515	811
Deferred tax expense (reduction)	11	933	995
Impairment of property, plant and equipment	5	–	498
Exploration and evaluation expenses	6	991	203
Expenditures on decommissioning liabilities	7	(141)	(39)
Change in non-cash working capital	16	2,439	(96)

Net cash from (used in) operating activities		14,111	16,738

Cash flows from investing activities:

Property, plant, equipment, exploration and evaluation expenditures		(24,038)	(28,700)

Acquisition of property, plant and equipment		(385)	(5,718)

Change in non-cash working capital	16	1,166	1,629

Net cash from (used in) investing activities		(23,257)	(32,789)

Cash flows from financing activities:
Proceeds from issue of share capital	8	3,150	1,199
Proceeds from loans and borrowings		6,415	14,948
Share issuance costs	8	(419)	(96)
Change in non-cash working capital	16	–	–

Net cash from (used in) financing activities		9,146	16,051

Change in cash and cash equivalents		–	–

Cash and cash equivalents beginning and end of period		$–	$–

The accompanying notes are an integral part of these financial statements.

28	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

For year ended December 31, 2013, with comparative figures for 2012

(amounts are in thousands of Canadian dollars except share and per share information)

1.	REPORTING ENTITY:

Palliser Oil & Gas Corporation (“Palliser” or the “Company”) is a publicly traded company incorporated under the laws of Alberta. The Company is engaged in the exploration, development and production of petroleum and natural gas in Alberta and Saskatchewan. The address of the Company’s head office is 600, 255- 5th Ave S.W. Calgary, Alberta, Canada T2P 3G6. Palliser is listed and traded on the TSX Venture exchange under the symbol “PXL”.

2.	BASIS OF PREPARATION:

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial reporting standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The financial statements were authorized for issue by the Board of Directors on April 29, 2014.

(b)	Changes in accounting policies:

On January 1, 2013, the Company adopted new standards with respect to joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact to the Company’s financial statements as there was no change to the recognized assets, liabilities and comprehensive income as at January 1, 2013 or the comparative periods. Additional disclosures relating to IFRS 13 have been provided in note 17.

In May 2013, the IASB issued amendments to IAS 36 “Impairment of Assets” which reduces the circumstances in which the recoverable amount of CGU’s is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments are required to be adopted retrospectively for fiscal years beginning January 1, 2014 with early adoption permitted. The Company has early adopted the amendments of IAS 36 as at December 31, 2013 and the adoption of this amendment had no impact to the Company’s financial statements.

(c)	Basis of measurement:

The financial statements have been prepared on the historical cost basis except for certain financial assets and liabilities which are measured at fair value.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(e)	Use of estimates and judgments:

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include reserves, financial derivatives, depletion, utilization of tax losses, measurement of share-based payments, impairment and decommissioning liabilities.

2 0 1 3 A N N U A L R E P O R T	29

NOTES TO THE FINANCIAL STATEMENTS

Judgments

(i)	Determination of cash generating unit

Oil and gas properties are grouped into cash generating units for purposes of impairment testing. Management has evaluated the oil and gas properties of the Company and grouped the properties into cash generating units on the basis of their geographical location, ability to generate independent cash inflows, comparable reserve characteristics and shared infrastructure.

Estimates

(i)	Reserves

The oil and gas development and production properties are depreciated on a unit of production basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporate the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of oil and natural gas in place, recovery factors and future prices. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is highly likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved and probable reserves.

(ii)	Financial derivatives

The fair value of financial derivative contracts are estimated, based on published market prices from external third party sources as at the statement of financial position date and may differ from what will eventually be realized.

(iii)	Depletion

Depletion of petroleum and natural gas properties is provided using the unit of production method based on production volumes before royalties in relation to total estimated proved plus probable reserves as determined annually by independent engineers.

Calculations for depletion on property, plant and equipment are based on total capitalized costs plus estimated future development costs of proved plus probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced.

30	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(iv)	Income taxes

The Company recognizes deferred income tax assets to the extent it is probable that taxable profit will be available to allow the benefit of that deferred income tax asset to be utilized. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred income tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

(v)	Share based payments

In determining the estimated fair value of share options and performance share units, the Black-Scholes model is used and assumptions regarding interest rates, underlying volatility and expected life of the grants are made. Dividends were assumed to be nil as the Company does not expect to pay dividends.

(vi)	Impairment

At each reporting date, the Company assesses whether or not indicators exist that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of deterioration of commodity prices, land prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves. When management judges that circumstances indicate impairment, property, plant and equipment and exploration and evaluation assets are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions that are subject to changes as new information becomes available including information on future commodity prices, expected production volumes, quantity of reserves, discount rates, as well as future development and operating costs.

(vii)	Decommissioning liabilities

Decommissioning liabilities will be incurred by the Company at the end of the operating life of the Company’s properties. The final decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

3.	GOING CONCERN

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to discharge its obligations and realize its assets in the normal course of operations for the foreseeable future.

The Company’s net loss for the year ended December 31, 2013 totaled approximately $13.7 million (2012 – net income totaled approximately $1.5 million). At December 31, 2013 the Company had a working capital deficiency totaling $47.4 million (2012 - $37.3 million). Further, the Company was in violation of a covenant under its bank loan (see note 13). The Company does not anticipate generating sufficient funds from the operations in the upcoming year to fund its working capital deficit and to carry out planned capital expenditures and operations during the upcoming year. The Company will need to raise funds either through the issuance of equity, debt or through other mechanisms such as property dispositions, farm-in arrangements or joint ventures. As a result, these conditions may cast significant doubt regarding the Company’s ability to continue as a going concern.

2 0 1 3 A N N U A L R E P O R T	31

NOTES TO THE FINANCIAL STATEMENTS

Management believes that the going concern assumption is appropriate for these financial statements. Management believes that the Company will be able to obtain financing either through the issuance of shares, mergers, debt or the sale of assets to fund ongoing exploration and development activities although there is no certainty that these plans will be successfully implemented. Should the going concern assumption not be appropriate and the Company is not able to realize its assets and settle its liabilities, these financial statements would require adjustments to the amounts and classifications of assets and liabilities and these adjustments could be significant.

4.	SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, and have been applied consistently by the Company.

(a)	Joint operations:

Some of the Company’s oil and natural gas activities involve jointly controlled assets. The financial statements include the Company’s proportionate share of these jointly controlled assets and the relevant revenue and related costs.

(b)	Financial instruments:

Non-derivative financial instruments:

Non-derivative financial instruments are comprised of cash and cash equivalents, trade and other receivables, loans and borrowings, and trade and other payables. Upon initial recognition, all financial instruments are recognized on the statement of financial position at fair value. Subsequent measurement is then based on each financial instrument being classified into one of five categories; held for trading, held to maturity, loans and receivables, available for sale, and other liabilities.

The Company has measured its trade and other receivables, bank debt, and trade and other payables at amortized cost using the effective interest method, less any impairment losses.

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in earnings.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in earnings.

32	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

Derivative Financial Instruments:

The Company has entered into financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges and has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, all financial derivative contracts are classified as fair value through profit and loss and are recorded in the statement of financial position at fair value.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in net earnings. The Company has no embedded derivatives for the years ended December 31, 2013 and 2012.

(c)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(d)	Exploration and evaluation:

Pre-license costs are recognized as an expense when incurred.

Exploration and evaluation costs (“E&E”), including the costs of acquiring properties, exploratory drilling and completion costs and directly attributable general and administrative costs are capitalized as incurred.

E&E assets are assessed for impairment if (i) sufficient data exists to determine the lack of technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units.

The technical feasibility and commercial viability of extracting oil and gas is considered to be determinable when proved and or probable reserves are determined to exist. A review of each exploration license or area is carried out, at least annually, to ascertain whether proved and or probable reserves have been discovered. Upon determination of proved reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to property, plant and equipment.

(e)	Property, plant and equipment:

Property, plant and equipment includes oil and natural gas development and production assets, including costs incurred in developing oil and natural gas reserves and maintaining or enhancing production from such reserves and directly attributable general and administrative costs. Property, plant and equipment is carried at cost, less accumulated depletion and depreciation and accumulated impairment losses.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the net carrying amount of property, plant and equipment and are recognized within “other income” or “other expenses” in income (loss). There were no disposals of property, plant and equipment for the years ended December 31, 2013 and 2012.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits of the asset. All other expenditures are recognized in earnings as incurred. Capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized at the time of replacement or sale. The costs of the day-to-day servicing of property, plant and equipment are recognized in earnings as incurred.

2 0 1 3 A N N U A L R E P O R T	33

NOTES TO THE FINANCIAL STATEMENTS

(i)	Depletion and depreciation:

The net carrying value of development and production assets is depleted on a cash generating unit basis using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, taking into account estimated future development costs necessary to bring the reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated by independent reserve engineers in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil on the basis of six thousand cubic feet of gas to one barrel of oil. Changes in reserve estimates used in prior periods, such as proved and probable reserves, that affect the unit-of-production calculations do not give rise to prior year adjustments and are dealt with on a prospective basis.

For other assets, depreciation is recognized in earnings on a declining basis using an annual rate of 20 percent. Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(ii)	Impairment:

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the estimated recoverable amount is calculated. For the purpose of impairment testing, assets are grouped together into cash-generating units (“CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to the related CGU’s to assess for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets.

An impairment loss is recognized in earnings if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.

Impairment losses previously recognized are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depletion and depreciation, if no impairment loss had been recognized.

34	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(f)	Share based payments:

The Company follows the fair value method of valuing share option, performance share unit (“PSU”) and restricted share unit (“RSU”) grants. Under this method, compensation costs attributable to grants to employees, officers and directors of the Company are measured at fair value at the date of grant and expensed over the vesting term with a corresponding increase to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options or PSU’s that vest. Upon the exercise of the stock options and PSU’s, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. In determining the fair value, the Black- Scholes model is used and assumptions regarding interest rates, underlying volatility and expected life of the grants are made. A portion of share-based compensation expense is directly attributable to the exploration and development of the Company’s assets and is capitalized.

(g)	Decommissioning liabilities:

The Company’s activities give rise to dismantling, decommissioning and site disturbance re- mediation activities. Provisions are made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning liabilities are measured at the present value of management’s best estimate of expenditure required to settle the present obligation at the reporting date. When the fair value of the liability is initially measured, the estimated cost is discounted using a pre-tax risk free discount rate. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

(h)	Revenue:

Revenue from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the purchaser. This is generally at the time product enters the pipeline.

(i)	Finance income and expenses:

Finance expense comprises interest expense on borrowings, accretion of the discount on provisions and impairment losses recognized on financial assets.

Interest income is recognized as it accrues in profit or loss, using the effective interest method.

(j)	Income tax:

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

2 0 1 3 A N N U A L R E P O R T	35

NOTES TO THE FINANCIAL STATEMENTS

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)	Earnings per share:

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options or PSU’s granted to employees.

(l)	Flow-through shares:

Resource expenditures for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.

A deferred liability is recognized for the difference between the value ascribed to the flow-through shares issued and the value that would have been received for common shares at the date of announcement of the flow-through shares. The deferred liability is drawn down as the Company incurs qualifying expenditures. Any difference between the deferred liability set up for the premium on the flow-through shares and the tax effect on the renounced expenditures is recognized in profit or loss as a deferred tax expense.

36	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

5.	PROPERTY, PLANT AND EQUIPMENT:

Oil and natural gas interests
Cost or deemed cost:
Balance at January 1, 2012	$71,863
Additions	26,523
Acquisitions	12,997
Balance at December 31, 2012	111,383
Additions	25,190
Acquisitions	1,711
Balance at December 31, 2013	$138,284
Depletion, depreciation and impairment losses:
Balance at January 1, 2012	$11,726
Depletion and depreciation for the year	16,400
Impairment of property, plant and equipment	498
Balance at December 31, 2012	28,624
Depletion and depreciation for the period	16,950
Impairment of property, plant and equipment	–
Balance at December 31, 2013	$45,574
Net book values:
At December 31, 2012	$82,759
At December 31, 2013	92,710

Impairment on property, plant and equipment:

There was no impairment charge recognized for the year ended December 31, 2013. For the year ended December 31, 2012, the Company recognized an impairment charge of $498.

Oil and Gas acquisition:

Palliser made two minor acquisitions during fiscal 2013 with an amount recorded to property, plant and equipment of $1,711 and a decommissioning provision of $1,326 related to these acquisitions.

6.	EXPLORATION AND EVALUATION ASSETS ("E&E")

E&E assets
Cost:
Balance at January 1, 2012	$5,432
Additions	2,930
Exploration and evaluation expense - land expiries	(203)
Balance at December 31, 2012	8,159
Additions	926
Exploration and evaluation expense - land expiries	(991)
Balance at December 31, 2013	$8,094

2 0 1 3 A N N U A L R E P O R T	37

NOTES TO THE FINANCIAL STATEMENTS

7.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amounts of cash flows required to settle its decommissioning liabilities is approximately $14,403 (2012: $11,605) which will be incurred over the next twelve years. A risk-free rate of 2.5% (2012: 2.5%) and an inflation rate of 2% (2012: 2%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2013.

	2013	2012
Balance, beginning of year	$11,444	$5,536
Liabilities incurred	1,857	491
Liabilities acquired	1,326	5,251
Liabilities settled	(141)	(39)
Accretion expense	355	205
Balance, end of year	$14,842	$11,444

8.	SHARE CAPITAL:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of first and second preferred shares. The holders of common shares are entitled to receive dividends as declared by the Company and are entitled to one vote per share.

On January 31, 2013 the Company issued 5,000,000 common shares at $0.63 per share for gross proceeds of $3,150. The share issue costs related to this equity financing totaled $419.

9.	SHARE BASED PAYMENTS:

Share Options:

The Company has an option plan that entitles officers, directors, employees and certain consultants to purchase shares in the Company. Options are granted at the market price of the shares at the date of grant, have a five year term and vest over three years. The Company measures compensation costs associated with share based compensation using the fair market value method and the costs are recognized over the vesting period of the underlying security. The following assumptions were used in the calculation of the fair value of each stock option and performance share unit issued during the year ended December 31, 2013: risk free interest rate of 1.48% (2012 – 2.25%); expected life of 5 years for stock options and 3 years for performance share units; 81% volatility; forfeiture rate of 6% (2012 – 0%); and no dividend yield. These assumptions were the same as 2012 except the risk- free interest rate and forfeiture rate included above. The weighted fair value of each stock option issued was $0.29 (2012 - $0.45) and the weighted fair value of each performance share unit was $0.59 (2012 - $0.59). The average strike price per share option issued was $0.49 (2012 - $0.68).

38	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

The number and weighted average exercise prices of share options are as follows:

	Year ended		Year ended
	December 31, 2013		December 31, 2012
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
Outstanding at January 1	4,864,500	$1.02	3,309,500	$1.21
Cancelled during the period	(572,667)	1.12	(168,000)	1.23
Expired during the period	(437,500)	1.35
Exercised during the period	–	–	–	–
Granted during the period	999,500	0.48	1,723,000	0.68

Outstanding at period end	4,853,833	$0.87	4,864,500	$1.02

		Weighted	Weighted average
	Number	average	contractual life
Exercise price	of Options	exercise price	(years)
$1.35	1,401,000	$1.35	1.55
$0.97	30,000	$0.97	2.74
$0.94	45,000	$0.94	2.62
$0.82	50,000	$0.82	3.18
$0.81	985,000	$0.81	1.58
$0.70	1,268,000	$0.70	3.11
$0.69	100,000	$0.69	3.89
$0.49	760,500	$0.49	4.45
$0.46	105,000	$0.46	4.31
$0.45	58,333	$0.45	3.47
$0.42	51,000	$0.42	4.90
	4,853,833	$0.87	2.44

As at December 31, 2013, there are 2,610,000 exercisable stock options.

Restricted Share Units:

The Company has a share unit plan, pursuant to which restricted share units (“RSUs”) may be granted to officers and employees. The maximum number of common shares issuable under the share unit plan (together with any security-based compensation arrangement, including share options and performance share units) shall not exceed 10% of the number of the then-issued and outstanding common shares. RSUs vest equally one-third on the first, second and third anniversaries from the date of grant. The fair value of the RSUs is determined at the date of grant using the volume-weighted average price for the five preceding days. The weighted average fair value of each RSU issued was $0.49. There were no RSUs issued prior to Jan. 1, 2013.

	2013	2012
	Number of RSUs	Number of RSUs
Outstanding at January 1	–	–
Granted	700,500	–
Forfeited	(15,000)	–
Balance at December 31	685,500	–

2 0 1 3 A N N U A L R E P O R T	39

NOTES TO THE FINANCIAL STATEMENTS

Performance Share Units:

The Company has a performance share unit plan for its executive officers, which, including share options outstanding under the Company’s share option plan provides for the issuance of up to 10% of the issued and outstanding common shares from treasury at the date of grant. The number of performance share units, which are convertible to shares, is determined by the Board of Directors. The units vest according to performance targets over a period not to exceed three years from the end of the year the units are granted. Vesting is dependent upon meeting certain corporate performance targets as set and measured by the compensation committee of the Board of Directors. The units expire three years from the end of the year in which the grant was made.

The number of performance share units (PSU’s) outstanding and vested is as follows:

	2013	2012
	Number of PSU’s	Number of PSU’s
Outstanding at January 1	218,332	167,165
Forfeited during the period	–	(2,000)
Expired during the period	(56,944)	(46,833)
Exercised during the period	–	–
Granted during the period	–	100,000
Outstanding at December 31	161,388	218,332
Exercisable at December 31	105,833	6,667

Deferred Share Units:

The Company has a cash-settled deferred share unit (“DSU”) plan as a form of compensation for the non-employee Board of Directors. For the year ended December 31, 2013, 364,844 DSU’s were granted (207,583 for 2012), with a fair value of $155 (December 31, 2012 – $125) included in general and administration expenses. As at December 31, 2013, 798,035 (December 31, 2012, 433,191) DSU’s are vested and outstanding and $247 (December 31, 2012 – $277) is included in accounts payable and accrued liabilities.

	2013	2012
	Number of DSU’s	Number of DSU’s
Outstanding at January 1	433,191	254,992
Forfeited during the period	–	–
Exercised during the period	–	(29,384)
Granted during the period	364,844	207,583
Outstanding at December 31	798,035	433,191
Exercisable at December 31	–	–

Share based compensation expense for the year ended December 31, 2013 of $515 (2012 – $811) relating to share options and performance share units was expensed. In addition, there was a credit related to Deferred Share Units of -$72 (2012 – $0) and share based compensation charges of $222 (2012 – $261) was capitalized.

40	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

10.	DEFERRED LIABILITY

On December 13, 2012, Palliser issued 1,462,631 common shares on a flow-through basis at $0.82 per share. As a result of the issue of flow-through shares, the Company is committed to incur $1,199 of Canadian Eligible Expenses on or before December 31, 2013. The Company satisfied the $1,199 of Canadian Eligible Expenses during fiscal 2013 and as a result the deferred liability is $0 as at December 31, 2013 ($176 in 2012 based on the $0.12 premium received on the flow-through shares compared to the share price of $0.70).

11.	INCOME & DEFERRED TAXES

The deferred income tax asset (liability) is based on the excess of the tax basis over the accounting amounts of the Company’s net assets.

The provision for deferred income taxes is different from the amount computed by applying the combined statutory Canadian federal and provincial tax rates on income (loss) before income tax. Differences are accounted as follows:

	2013	2012
Income (loss) before income tax	$(12,747)	$2,533
Combined federal and provincial tax rate	25.69%	25.67%
Expected income tax expense (recovery)	(3,275)	650
Share-based compensation	132	208
Rate changes	4	(80)
Flow-through shares (“FTS”)	132	98
Other non-deductible items	15	31
Other	(43)	88
Change in unrecognized tax assets	3,968	–
Deferred income tax expense (recovery)	$933	$995

There were no material changes to the tax rate applied in 2013 from the 25.67% tax rate applied in the prior year.

2 0 1 3 A N N U A L R E P O R T	41

NOTES TO THE FINANCIAL STATEMENTS

Deferred tax continuity:

The following tables provide a continuity of the net deferred income tax asset (liability):

	December 31,	Recognized in	Recognized		December 31,
	2011	profit or loss	in equity	Other	2012
Property, plant and equipment and exploration and evaluation	$(2,669)	(2,016)	–	(236)	(4,921)
Financial derivatives	346	(987)	–	–	(641)
Decommissioning obligations	1,384	1,554	–	–	2,938
Share issue costs	537	(60)	24	–	501
Non-capital losses	2,609	514	–	–	3,123
	$2,207	(995)	24	(236)	1,000

	December 31,	Recognized in	Recognized		December 31,
	2012	profit or loss	in equity	Other	2013
Property, plant and equipment and exploration and evaluation	$(4,921)	(982)	–	(175)	(6,078)
Financial derivatives	(641)	1,476	–	–	835
Decommissioning obligations	2,938	872	–	–	3,810
Share issue costs	501	(304)	107	–	304
Non-capital losses	3,123	(1,994)	–	–	1,129
	$1,000	(932)	107	(175)	–

Unrecognized deferred tax assets:

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2013	2012
Non-capital losses	$15,457	$–
	$15,457	$–

Deferred tax assets have not been recognized in respect of these items as it is not probable that future taxable profit will be available against which the deferred tax asset can be utilized.

At December 31, 2013, the Company has loss carry forwards of $20,125 that will expire between 2026 to 2033.

42	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

12.	NET INCOME (LOSS) PER SHARE:

Basic and dilutive income (loss) per common share was calculated as follows:

	Year ended December 31
	2013	2012
Net income (loss) for the period	$(13,680)	$1,538
Weighted average number of common shares (basic):
Issued common shares beginning of the period	58,915,979	54,130,348
Share options exercised	–	–
Effects of shares issued	4,575,342	1,052,490
Weighted average number of common shares – basic	63,491,321	55,182,838
Net income (loss) per share basic and dilutive	$(0.22)	$0.03

The dilutive effect of outstanding share options and performance share units are anti-dilutive.

13.	BANK LOAN:

The Company has a revolving operating demand loan of $42,000 and an acquisition and development demand loan of $10,000 for a total credit facility of $52,000. Advances under the credit facility are payable in full on demand of the lender. Advances under the revolving operating demand loan are available by way of prime rate loans with an interest rate of 1.0% over the lender’s prime lending rate. The effective interest rate during 2013 was 4.0%. Advances under the acquisition and development demand loan are available by way of prime rate loans with an interest rate of 1.5% over the lender’s prime lending rate. The credit facility is secured by a general assignment over the Company’s assets. Under the terms of the agreement, the Company is required to meet certain financial and engineering reporting requirements which the Company is not compliant with at December 31, 2013 for the financial reporting requirement. The credit facility requires that the Company maintain a working capital ratio, as defined (including undrawn credit facility balance), of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company was not in compliance with this covenant as at December 31, 2013. As at December 31, 2013 the Company had $35,610 withdrawn on its operating demand loan (December 31, 2012 $29,416) and $2,250 withdrawn on its acquisition and development demand loan (December 31, 2012 $2,000). Subsequent to December 31, 2013 The Company’s next review is scheduled for on or before May 1, 2014.

14.	OTHER EXPENSES:

	Year ended December 31
	2013	2012
Transaction costs	43	235
Share based compensation expense (note 9)	443	811
Total other expenses	486	1,046

2 0 1 3 A N N U A L R E P O R T	43

NOTES TO THE FINANCIAL STATEMENTS

15.	FINANCE EXPENSES:

	Year ended December 31
	2013	2012
Finance expenses:
Interest on bank loan	1,268	975
Accretion of decommissioning liabilities	355	205
Foreign Exchange Loss (Gain)	(45)
Total finance expenses	1,578	1,180

16.	SUPPLEMENTED CASH FLOW INFORMATION:

Changes in non-cash working capital is comprised of:

	Year ended December 31
	2013	2012
Source/(use) of cash:
Trade and other receivables	$1,703	$1,150
Deposit and prepaid expenses	41	41
Trade and other payables	1,861	342
	$3,605	$1,533
Related to operating activities	$2,439	$(96)
Related to investing activities	1,166	1,629
Related to financing activities	–	–

17.	FINANCIAL RISK MANAGEMENT

(a)	Overview

The Company’s activities expose it to a variety of financial risks that arise as a result of exploration, development, production and financing activities such as:

– credit risk;

– liquidity risk; and

– market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk.

The Board of Directors oversees managements’ establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from oil and natural gas marketers.

44	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

Accounts receivable

All of the Company’s operations are conducted in Canada. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with a number of large purchasers. The Company historically has not experienced any collection issues with its oil and natural gas marketers. The carrying amounts of accounts receivable reflects management’s assessment of the credit risk associated with these customers. The following table illustrates the Company’s maximum exposure for accounts receivable.

2013
Oil and natural gas marketing companies	$3,428
Other	215
Total accounts receivable	$3,643

At December 31, 2013, of the $3,643 in accounts receivable, 99% was current. Palliser had no material accounts receivable deemed uncollectible.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses and risking the damage to the Company’s reputation. The Company’s financial liabilities consist of accounts payable and accrued liabilities and bank debt which all have contractual cash flows of less than 1 year..

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a normal period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. The Company also attempts to match its payment cycle with collection of oil and natural gas revenue on the 25th of each month.

As disclosed in note 3, the Company does not anticipate generating sufficient funds from the operations in the upcoming year to fund its working capital deficit and to carry out planned capital expenditures and operations during the upcoming year. The Company will need to raise funds either through the issuance of equity, debt or through other mechanisms such as property dispositions, farm-in arrangements or joint ventures.

(d)	Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company may use financial derivative contracts to manage market risks. All such transactions are conducted within the risk management tolerances that are viewed by the Board of Directors.

2 0 1 3 A N N U A L R E P O R T	45

NOTES TO THE FINANCIAL STATEMENTS

(e)	Currency Risk

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Prices for oil are determined in global markets and generally denominated in United States dollars. The Company does not sell or transact in any foreign currency; however, the United States dollar influences the price of petroleum and natural gas sold in Canada.

(f)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on outstanding bank loan fluctuates with the interest rates posted by the lenders. The Company is exposed to interest rate risk and has not entered into any mitigating interest rate hedges or swaps. With regards to interest rate risk, a change of 1 percent in the effective interest rate would impact net income before tax by approximately $0.34 million annually, based on average debt outstanding during the year.

(g)	Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by not only the relationship between the Canadian and United States dollar but also world economic events dictate the levels of supply and demand. It is the Company’s policy to economically hedge some oil and natural gas sales through the use of financial derivative contracts.

As at December 31, 2013, the Company had fixed pricing applicable to future production through the following contracts:

Crude Oil Sales Price Derivatives
			Fixed Price	WCS to WTI	Estimated Fair
Daily barrel	Contract		per WTI (1)	Differential	Market value
quantity (“bbl”)	Type	Remaining term of contract	bbl (CAD)	CAD (2)	$000’s
250	Swap-Sell	January 1, 2014 - March 31, 2014	$96.50		$(186)
500	Swap-Sell	January 1, 2014 - March 31, 2014	$95.71		$(408)
500	Swap-Sell	January 1, 2014 - March 31, 2014	$95.50		$(417)
350	Swap-Sell	January 1, 2014 - March 31, 2014	$96.00		$(276)
320	Swap-Sell	January 1, 2014 - March 31, 2014	$100.00		$(138)
250	Swap-Sell	April 1, 2014 - June 30, 2014	$94.16		$(211)
500	Swap-Sell	April 1, 2014 - June 30, 2014	$95.50		$(362)
900	Swap-Sell	April 1, 2014 - June 30, 2014	$97.00		$(530)
150	Swap-Sell	April 1, 2014 - June 30, 2014	$100.00		$(48)
500	Swap-Sell	July 1, 2014 - September 30, 2014	$97.00		$(188)
250	Swap-Sell	July 1, 2014 - September 30, 2014	$95.50		$(128)
700	Swap-Sell	July 1, 2014 - September 30, 2014	$98.50		$(168)
50	Swap-Sell	July 1, 2014 - September 30, 2014	$100.00		$(5)
250	Swap-Sell	October 1, 2014 - December 31, 2014	$96.00		$(70)
400	Swap-Sell	October 1, 2014 - December 31, 2014	$97.00		$(76)
800	Swap-Sell	October 1, 2014 - December 31, 2014	$98.50		$(42)
Estimated fair market value position as at December 31, 2013					$(3,253)

(1) West Texas Intermediate – Canadian pricing

46	PALLISER OIL & GAS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The fair value of the Company’s financial assets and liabilities (other than financial derivatives) equals their carrying value.

Level 2: Inputs other than quoted prices included within level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Palliser uses level 2 inputs in the determination of the fair value of financial derivative assets and liabilities.

Level 3: Under this level, fair value is determined using inputs that are not observable. Palliser has no assets or liabilities that use level 3 inputs.

(h)	Capital Management

In order to continue the Company’s future exploration and development program, the Company must maintain a strong capital base. A strong capital base will enable the Company to access the equity and debt markets when deemed advisable and maintain existing shareholders as well as attract new investors. In order to maintain a strong capital base, the Company continually monitors the risk-reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders’ equity, bank indebtedness and working capital to be components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, which are based on crude oil and natural gas reserves, and by building cash reserves by reducing its capital expenditure program.

	2013	2012
Shareholders’ equity	$35,344	$45,448
Bank indebtedness	37,831	31,416
Working capital (deficiency) (1)	(47,365)	(37,345)

(1) Working capital excludes financial derivatives.

The Company monitors its capital based primarily on its debt to annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as cash flow from operations before changes in non-cash working capital and asset retirement expenditures from the Company’s most recent quarter multiplied by four. To facilitate the management of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non-economic factors such as the Company’s drilling results and its production profile. The Company’s Board of Directors approves the budget and changes thereto.

The Company’s share capital is not subject to external restrictions.

2 0 1 3 A N N U A L R E P O R T	47

NOTES TO THE FINANCIAL STATEMENTS

18.	COMMITMENTS:

The Company enters into various contractual obligations in the course of conducting its operations. These obligations include office and equipment leases over the upcoming fiscal years as follows:

2014	$378
2015	374
2016	276
2017	–
2018	–

19.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include senior officers and directors (executive and non-executive) of the Company. The compensation expense relating to key management personnel is shown below:

For the years ended December 31	2013	2012
Salaries and other short-term employee benefits	$1,568	$1,165
Long-term incentive compensation	189	144
Share-based payments (1)	319	622
Total	$2,076	$1,931

(1) Share-based payments are net of capitalized share-based compensation

20.	SUBSEQUENT EVENTS

	(a)	Oil Sales Price Derivative Contracts

Subsequent to December 31, 2013 the Company entered into the following oil sale price derivatives:

			Fixed Price	WCS to WTI
Daily barrel			per bbl (WTI)	Differential
quantity	Contract Type	Term of Contract	CAD (1)	CAD (2)
600	Swap-Sell	Mar. 1, 2014 to Jun. 30, 2014		$21.00
150	Swap-Buy	Apr. 1, 2014 to Jun. 30, 2014	$109.40
250	Swap-Buy	Apr. 1, 2014 to Jun. 30, 2014	$109.40
50	Swap-Buy	Jul. 1, 2014 to Sep. 30, 2014	$106.66
50	Swap-Buy	Jul. 1, 2014 to Sep. 30, 2014	$106.66
500	Swap-Sell	Jul. 1, 2014 to Sep. 30, 2014		$20.75
50	Swap-Buy	Oct. 1, 2014 to Dec. 31, 2014	$104.12

(1)	West Texas Intermediate – Canadian pricing.

(2)	Western Canadian Select index pricing differential to West Texas Intermediate Canadian pricing.

48	PALLISER OIL & GAS CORPORATION